Filed by Adara Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Adara Acquisition Corp.

Commission File No.: 001-40014

Alliance Entertainment Expands Line of Credit to $225,000,000, led by Bank of America

Sunrise, FL – August 4, 2022 – Alliance Entertainment Holding Corporation (“Alliance Entertainment”), a distributor and wholesaler of the world’s largest in stock selection of music, movies, video games, electronics, arcades, and collectibles, today announced the June 30, 2022, expansion for their line of credit to $225,000,000 from $175,000,000.

The asset-based loan is led by Bank of America with syndication partners including Fifth Third Bank and Bank of Montreal. Alliance has been with the trio of banks since February of 2017. The line of credit is used to finance operations supporting Accounts Receivable and Inventory purchases.

“The support of our bank group over the last five years has helped Alliance to grow rapidly”, said Bruce Ogilvie, Chairman of Alliance Entertainment. “We truly value their partnership to help us expand organically and through acquisitions.”

“Bank of America is pleased to provide Alliance Entertainment with a flexible structure that will enable them to expand their business,” said Steve King, Sr. Vice President at Bank of America. “We look forward to continuing our relationship and supporting their growth goals by helping them extend the range of their capabilities, products and service offerings.”

On June 23, 2022, Alliance Entertainment announced that it will become publicly listed through a merger transaction with Adara Acquisition Corp. (NYSE: ADRA, ADRA.U, ADRA.WS) (“Adara”), a publicly traded special purpose acquisition company. The transaction is expected to close in the fourth quarter of 2022, at which point the combined company’s common stock is expected to trade on the NYSE American under the ticker symbol “AENT”.

About Alliance Entertainment

Alliance Entertainment is a premier distributor of music, movies, and consumer electronics. We offer 485,000 unique in stock SKU’s, including over 57,300 exclusive compact discs, vinyl LP records, DVDs, Blu-rays, and video games. Complementing our vast media catalog, we also stock a full array of related accessories, toys and collectibles. With more than thirty-five years of distribution experience, Alliance Entertainment serves customers of every size, providing a robust suite of services to resellers and retailers worldwide. Our efficient processing and essential seller tools noticeably reduce the costs associated with administrating multiple vendor relationships, while helping omni-channel retailers expand their product selection and fulfillment goals. For more information visit www.aent.com.

About Adara Acquisition Corp.

Adara raised $115 million in February 2021 and its securities are listed on the NYSE American under the ticker symbols “NYSE: ADRA, ADRA.U, ADRA.WS”. Adara is a blank check company organized for the purpose of effecting a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization, or other similar business combination with one or more businesses or entities. Adara is led by its CEO, Thomas Finke (former Chairman and CEO of Barings LLC) and its director, W. Tom Donaldson (founder of Blystone & Donaldson). In addition to Messrs. Finke and Donaldson, Adara’s Board of Directors also include Frank Quintero, Dylan Glenn and Beatriz Acevedo-Greiff.

To learn more, please visit: https://www.adaraspac.com

Forward Looking Statements

Certain statements included in this press release that are not historical facts are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and performance metrics, projections of market opportunity, expectations and timing related to Alliance Entertainment’s business, customer growth and other business milestones, potential benefits of the proposed business combination (the “Proposed Transactions”), and expectations related to the timing of the Proposed Transactions.

These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of Adara’s and Alliance Entertainment’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by an investor as, a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Alliance Entertainment and Adara.

These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political, and legal conditions; the inability of the parties to successfully or timely consummate the Proposed Transactions, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Proposed Transactions or that the approval of the stockholders of Adara or Alliance Entertainment is not obtained; failure to realize the anticipated benefits of the Proposed Transactions; risks relating to the uncertainty of the projected financial information with respect to Alliance Entertainment; risks related to the music, video, gaming, and entertainment industry, including changes in entertainment delivery formats; global economic conditions; the effects of competition on Alliance Entertainment’s future business; risks related to fulfilment network; risks related to expansion and the strain on Alliance Entertainment’s management, operational, financial, and other resources; risks related to operating results and growth rate; the business could be harmed the amount of redemption requests made by Adara’s public stockholders; and those factors discussed in Adara’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 under the heading “Risk Factors,” and the Current Report on Form 8-K filed on June 23, 2022 and other documents of Adara filed, or to be filed, with the SEC.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction.

For investor inquiries, please contact:

MZ Group

Chris Tyson/Larry Holub

(949) 491-8235

AENT@mzgroup.us

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Important Information and Where to Find It

This communication is being made in respect of the proposed merger transaction involving Adara and Alliance Entertainment. Adara has filed a registration statement on Form S-4 with the SEC, which includes a preliminary proxy statement/prospectus of Adara, and certain related documents, to be used at the meeting of stockholders to approve the proposed business combination and related matters. Investors and security holders of Adara are urged to read the preliminary proxy statement/prospectus, and any amendments thereto and other relevant documents that will be filed with the SEC, carefully and in their entirety when they become available because they will contain important information about Alliance Entertainment, Adara and the business combination. The definitive proxy statement will be mailed to stockholders of Adara as of a record date to be established for voting on the proposed business combination. Investors and security holders are also be able to obtain copies of the registration statement and other documents containing important information about each of the companies as and when such documents are filed with the SEC, without charge, at the SEC’s web site at www.sec.gov. The information contained on, or that may be accessed through, the websites referenced in this communication is not incorporated by reference into, and is not a part of, this communication.

Participants in the Solicitation

Adara and its directors and executive officers may be considered participants in the solicitation of proxies with respect to the proposed business combination. Alliance and its executive officers and directors may also be deemed participants in such solicitation. Information about the directors and executive officers of Adara is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2021. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are included in the preliminary proxy statement/prospectus and other relevant materials filed or to be filed with the SEC regarding the proposed business combination when they become available. Adara stockholders and other interested persons should read the proxy statement/prospectus carefully before making any voting decisions. As they become available, these documents can be obtained free of charge from the sources indicated above.